UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Longs Drug Stores Corporation.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
543162101
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Peter G. Samuels, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
July 23, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,137,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,137,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
2 This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,598,511

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,598,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,598,511

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,137,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008.

Item 1.	Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.50 per share (the “Common Stock”), of Longs Drug Stores Corporation, a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 141 North Civic Drive, Walnut Creek, California.
     As of August 4, 2008, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) are reporting beneficial ownership on an aggregate basis of 3,137,659 shares of Common Stock (approximately 8.8% of the outstanding shares of Common Stock). The Reporting Persons also have economic exposure to approximately 2,367,315 shares of Common Stock under certain cash-settled total return swaps(“Swaps”), bringing their total economic exposure to 5,504,974 shares of Common Stock (approximately 15.4% of the outstanding shares of Common Stock).

Item 2.	Identity and Background
     (a), (f) This Schedule 13D is being filed by: (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”).
     The Reporting Persons have entered into a joint filing agreement, dated as of August 4, 2008, a copy of which is attached hereto as Exhibit 99.1.
     (b) The business address of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.
     (c) Pershing Square’s principal business is serving as investment advisor to certain affiliated funds. PS Management’s principal business is serving as the sole general partner of Pershing Square. Pershing Square GP’s principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership, and Pershing Square II, L.P., a Delaware limited partnership. The principal occupation of William A. Ackman is serving as the managing member of each of PS Management and Pershing Square GP.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., a Cayman Islands exempted company (collectively, the “Pershing Square Funds”), which purchased an aggregate of 3,137,659 shares of Common Stock and 2,367,315 notional shares underlying certain cash-settled total return swaps, for a total consideration (including brokerage commissions) of $136,609,962 derived from the capital of the Pershing Square Funds.

Item 4.	Purpose of Transaction
     The Reporting Persons hold Common Stock of the Issuer for investment purposes. Representatives of the Reporting Persons may in the future meet with management of the Issuer, other stockholders of the Issuer or other relevant parties to engage in discussions that may include matters relating to the strategy, business, assets, operations, capital structure and/or financial condition, governance, management, strategic plans of the Issuer, and future plans of the Issuer.

     In addition to the foregoing, the Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons have engaged advisors and may engage additional advisors. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the meetings and discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     (a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended May 1, 2008, there were 35,788,396 shares of Common Stock outstanding as of May 29, 2008. Based on the foregoing, the 3,137,659 shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 8.8% of the shares of Common Stock issued and outstanding as of such date.
     Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 1,598,511 shares of Common Stock owned by Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.
     As of the date hereof, none of the Reporting Persons owns any shares of Common Stock, other than the Subject Shares reported in this Schedule 13D.
     (c) See the trading data attached hereto as Exhibit 99.2. Exhibit 99.2 is incorporated by reference into this Item 5(c) as if restated in full herein.
     Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no other transaction in shares of the Common Stock or swaps (“Swaps”) were effected by any Reporting Person.
     (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the shares of the Common Stock held by the accounts managed by Pershing Square may be delivered to such accounts.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In addition to the Common Stock beneficially held by the Reporting Persons, on July 31, 2008 and August 4, 2008, the Reporting Persons entered into Swaps for Pershing Square, L.P. (the “PSLP Swaps”) and Pershing Square International, Ltd ( the “PSIL Swaps”). The Swaps constitute economic exposure to approximately 6.6% notional shares of Common Stock in the aggregate, have reference prices ranging from $46.56 to $48.56 and expire on January 29, 2010 and July 30, 2010, respectfully. Under the terms of these Swaps (i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of shares of Common Stock subject to the applicable Swap as of the expiration date of such Swap, plus interest, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of shares of Common Stock subject to the applicable Swap as of the expiration date of the Swaps. With regard to the PSIL Swaps, any dividends received by the counterparty on such notional shares of Common Stock will be paid to Pershing Square International, Ltd. during the term of the PSIL Swap. With regard to the PSLP Swaps, any dividends received by the counterparty on such notional shares of Common Stock during the term of the PSLP Swaps will be paid to Pershing Square, L.P. at maturity. All balances will be cash settled at the expiration date of the Swaps. The Pershing Square Funds’ counterparty for the Swaps includes entities related to UBS and Citibank.
     These Swaps do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparty to the contracts.
     In addition to the agreements referenced above, the Reporting Persons from time to time, may enter into and dispose of additional cash-settled total return swaps or other similar derivative transactions with one or more counterparties that are based upon the value of the shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of the Common Stock, relative value of the shares of the Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the shares of Common Stock may be included, or a combination of any of the foregoing.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of August 4, 2008, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman

Exhibit 99.2	Trading data of the transactions in the Common Stock and Swaps that were effected during the past 60 days.

S I G N A T U R E S
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 4, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of August 4, 2008, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman

Exhibit 99.2	Trading data of the transactions in the Common Stock and Swaps that were effected by the Reporting Persons during the past 60 days.